CREDIT SUISSE AG
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Media Release

Credit Suisse AG Announces Its Intent To Delist And Suspend Further Issuances Of Its VelocitySharesTM ETNs

New York, June 22, 2020 Credit Suisse AG announced today its intention to delist and suspend further issuances of the following Exchange Traded Notes (the “ETNs”):

ETN	Ticker	Exchange	CUSIP
VelocitySharesTM 3x Long Gold ETNs linked to the S&P GSCI® Gold Index ER due October 14, 2031	UGLD	The Nasdaq Stock Market	22542D316
VelocitySharesTM 3x Long Silver ETNs linked to the S&P GSCI® Silver Index ER due October 14, 2031	USLV	The Nasdaq Stock Market	22542D290
VelocitySharesTM 3x Inverse Gold ETNs linked to the S&P GSCI® Gold Index ER due October 14, 2031	DGLD	The Nasdaq Stock Market	22542D670
VelocitySharesTM 3x Inverse Silver ETNs linked to the S&P GSCI® Silver Index ER due October 14, 2031	DSLV	The Nasdaq Stock Market	22542D654
VelocitySharesTM 3x Long Natural Gas ETNs linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	UGAZ	NYSE Arca	22539T183
VelocitySharesTM 3x Inverse Natural Gas ETNs linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	DGAZ	NYSE Arca	22542D282
VelocityShares™ Daily Inverse VIX Medium Term ETNs linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	ZIV	The Nasdaq Stock Market	22542D829
VelocityShares™ VIX Short Term ETNs linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	VIIX	The Nasdaq Stock Market	22542D266
VelocityShares™ Daily 2x VIX Short Term ETNs linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	TVIX	The Nasdaq Stock Market	22542D258

Only the ETNs listed in the table above are affected by this announcement. For purposes of this announcement, the VelocitySharesTM 3x Long Natural Gas ETNs linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032 and the VelocitySharesTM 3x Inverse Natural Gas ETNs linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032, which are both listed on the NYSE Arca, shall be referred to as the “NYSE ETNs”. The remainder of the ETNs listed in the table above, which are listed on The Nasdaq Stock Market, shall be referred to as the “Nasdaq ETNs”.

As part of its continuing effort to monitor and manage its suite of exchange traded notes, Credit Suisse AG has decided to delist the foregoing ETNs with a view to better align its product suite with its broader strategic growth plans. Accordingly, Credit Suisse AG anticipates that (x) the NYSE ETNs will continue to trade on NYSE Arca up to and including July 10, 2020 and (y) the Nasdaq ETNs will continue to trade on The Nasdaq Stock Market up to and including July 2, 2020. The delisting of the ETNs will become effective on July 12, 2020. In addition, Credit Suisse AG will suspend further issuances of the NYSE ETNs effective June 22, 2020, and will suspend further issuances of the Nasdaq ETNs effective July 3, 2020.

Following their delisting, the ETNs will remain outstanding, though they will no longer trade on any national securities exchange. The ETNs may trade, if at all, on an over-the-counter basis. Although it is not currently accelerating the ETNs at its option, Credit Suisse AG continues to have the right to do so, as described in the pricing supplement for the ETNs (the “Pricing Supplement”), and may choose to accelerate the ETNs at its option in the future, either together on the same date or each on a separate date, including shortly after the delisting. Subject to the minimum redemption amount and other conditions, investors can continue to exercise their early redemption right with respect to the ETNs prior to, and following, the ETNs’ delisting, pursuant to the terms of the ETNs as described in the Pricing Supplement. If investors wish to exercise their early redemption right, they and their broker must follow the procedures set forth in the Pricing Supplement, which can be accessed on the Securities and Exchange Commission website at www.sec.gov as follows:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320012007/dp130570_424b2-vlsetn1vixa63.htm

https://www.sec.gov/Archives/edgar/data/1053092/000095010320012009/dp130575_424b2-vlsetn2a28.htm

https://www.sec.gov/Archives/edgar/data/1053092/000095010320012010/dp130569_424b2-vlsetn3a54.htm

As disclosed in the Risk Factors section of the Pricing Supplement, the market value of the ETNs may be influenced by, among other things, the levels of actual and expected supply and demand for the ETNs in the secondary market. It is possible that this announcement and the delisting and suspension of further issuances of the ETNs, as described above, may influence the market value of the ETNs. For example, delisting the ETNs will remove the primary source of liquidity for the ETNs and investors may not be able to sell their ETNs in the secondary market at all. In addition, suspending further issuances of the ETNs may further adversely affect liquidity for any secondary market that may develop following a delisting. Credit Suisse AG cannot predict with certainty what impact, if any, these events will have on the public trading price of the ETNs. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses. An investor that pays a premium for the ETNs, for example, may suffer significant losses if the investor is unable to sell the ETNs in the secondary market, if the investor sells at a time when the premium has declined or is no longer present or if Credit Suisse AG accelerates the ETNs at its option. Even if investors do not pay a premium over the indicative value of the ETNs, investors could still suffer substantial losses because of the illiquidity associated in the secondary market. For instance, investors may not be able to sell the ETNs readily and may suffer substantial losses and/or sell the ETNs at prices substantially less than their intraday indicative value or closing indicative value, including being unable to sell them at all or only sell them for a price of zero in the secondary market.

In addition, as described above, Credit Suisse AG continues to have the right to accelerate the ETNs at its option in the future, either together on the same date or each on a separate date, including shortly after the delisting. If Credit Suisse AG accelerates the ETNs at its option, investors will receive a cash payment per ETN equal to the applicable accelerated redemption amount. Any investors who paid more for their ETNs (including any premium to closing indicative value) than the amount they receive upon an acceleration will suffer a loss on their investment, which could be significant. In addition, investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the ETNs and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as the ETNs.

Investor Contacts

Credit Suisse ETN Desk, etn.desk@credit-suisse.com

Press Contacts

Candice Sun, Credit Suisse AG, candice.sun@credit-suisse.com

Andre Rosenblatt, Credit Suisse AG, andre.rosenblatt@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,500 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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This document was produced by, and the opinions expressed are those of, Credit Suisse as of the date of writing and are subject to change.

Copyright © 2020, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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